AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

NUVEEN PREFERRED AND INCOME TERM FUND

(Name of Subject Company)

NUVEEN PREFERRED AND INCOME TERM FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67075A106

(CUSIP Number of Class of Securities)

Mark L. Winget

Vice President and Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

800-257-8787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Deborah Bielicke Eades

Vedder Price P.C.

222 North LaSalle Street

Chicago, Illinois 60601

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated July 17, 2024, and the Letter of Transmittal, among other documents, have been filed by Nuveen Preferred and Income Term Fund as exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1. SUMMARY TERM SHEET

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the issuer is Nuveen Preferred and Income Term Fund, a diversified, closed-end management investment company organized as a Massachusetts business trust (the “Fund”). The principal executive offices of the Fund are located at 333 West Wacker Drive, Chicago, Illinois 60606. The telephone number is 1-800-257-8787.

(b) The title of the subject class of equity securities described in the offer is common shares of beneficial interest, par value $0.01 per share (the “Shares”). As of January 31, 2024 there were 22,772,419 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange (“NYSE”). For information on the high, low and closing (as of the close of ordinary trading on the NYSE on the last day of the Fund’s fiscal quarter) net asset values and market prices of the Shares in such principal market for each quarter during the Fund’s past two fiscal years, see Section 8, “Price Range of Shares,” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) The name of the filing person is Nuveen Preferred and Income Term Fund (previously defined as the “Fund”), a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and organized as a Massachusetts business trust. The principal executive offices of the Fund are located at 333 West Wacker Drive, Chicago, Illinois 60606. The telephone number is 1-800-257-8787. The filing person is the subject company. The members of the Board of Trustees of the Fund are as follows: Thomas J. Kenny, Amy B. R. Lancellotta, Joanne T. Medero, Albin F. Moschner, John K. Nelson, Loren M. Starr, Matthew Thornton III, Terence J. Toth, Margaret L. Wolff and Robert L. Young.

The principal executive officer of the Fund is David J. Lamb, Chief Administrative Officer. The principal financial officer of the Fund is E. Scott Wickerham, Vice President and Funds Controller.

Correspondence to the Trustees and executive officers of the Fund should be mailed to the attention of William Siffermann, Manager of Fund Board Relations, Nuveen, 333 West Wacker Drive, Chicago, Illinois 60606.

ITEM 4. TERMS OF THE TRANSACTION

(a) The Fund’s Board of Trustees has determined to commence an offer to purchase up to 19,265,404 shares of the Fund’s issued and outstanding Shares. The offer is for cash at a price per share equal to the net asset value per share as of the close of ordinary trading on the NYSE on August 14, 2024, or if the offer is extended, as of the close of ordinary trading on the NYSE on the new expiration date, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

Copies of the Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares,” and Section 15, “Extension of Tender Period; Termination; Amendments,” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares,” of the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Material Federal Income Tax Consequences,” of the Offer to Purchase.

The information requested by Items 1004(a)(1)(x) and (xi) and Item 1004(a)(2) of Regulation M-A are not applicable.

(b) None of the Trustees of the Fund, the investment adviser or the investment sub-adviser own any Shares of the Fund. Therefore, the Fund does not intend to purchase Shares from any Trustee, investment adviser or investment sub-adviser of the Fund pursuant to the Offer. For more information, see Section 9 “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares,” of the Offer to Purchase.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) Reference is hereby made to Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares,” Section 12, “Certain Information About the Fund,” and Section 16, “Fees and Expenses,” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)–(c) Reference is hereby made to Section 1, “Price; Number of Shares,” Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” Section 11, “Source and Amount of Funds,” and Section 12, “Certain Information About the Fund,” of the Offer to Purchase, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c)(1), (3)–(8) and (10) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)–(b) Reference is hereby made to Section 11, “Source and Amount of Funds,” of the Offer to Purchase, which is incorporated herein by reference.

The information requested by Item 1007(d) of Regulation M-A is not applicable to the Fund’s executive officers and Trustees, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)–(b) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares,” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a)(1) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares,” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)-(5) Not applicable.

(c) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12(a). EXHIBITS

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients and Client Instruction Form.

(a)(1)(v)	Notice of Guaranteed Delivery.

(a)(1)(vi)	Not applicable.

(a)(2)-(4)	Not applicable.

(a)(5)(i)	Press Release dated July 17, 2024.

(b)	Not applicable.

(d)(1)	Investment Management Agreement with Nuveen Fund Advisors, LLC (fka Nuveen Fund Advisors, Inc.) dated June 5, 2012.[1]

(d)(2)	Form of Investment Sub-Advisory Agreement by and between Nuveen Fund Advisors, Inc. and Nuveen Asset Management, LLC.[1]

(d)(3)	Transfer Agency and Service Agreement with Computershare Inc. and Computershare Trust Company, N.A. dated June 15, 2017, (the “Transfer Agency Agreement”).[2]

(d)(4)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated July 15, 2015 (the “Custodian Agreement”).[3]

(d)(5)	Appendix A to the Custodian Agreement.[3]

(e)-(h)	Not applicable.

[1]

Previously filed as an exhibit to Pre-Effective Amendment No. 1 to Nuveen Preferred and Income Term Fund’s Registration Statement on Form N-2/A (File No. 333-181125) via EDGAR on June 22, 2012 and incorporated herein by reference.

[2]

Previously filed as an exhibit to Pre-Effective Amendment No. 3 to Nuveen Variable Rate Preferred & Income Fund’s Registration Statement on Form N-2/A (File No. 333-256744) via EDGAR on December 14, 2021 and incorporated herein by reference.

[3]

Previously filed as an exhibit to Pre-Effective Amendment No. 2 to Nuveen Variable Rate Preferred & Income Fund’s Registration Statement on Form N-2/A (File No. 333-256744) via EDGAR on November 12, 2021 and incorporated herein by reference.

ITEM 12(B). FILING FEE EXHIBIT

Filing Fee Exhibit.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVEEN PREFERRED AND INCOME TERM FUND

/s/ Mark L. Winget
Mark L. Winget
Vice President and Secretary

July 17, 2024